

Mail Stop 3628

January 29, 2021

<u>Via E-mail</u>
Leah Nivison
Chief Executive Officer
GS Mortgage Securities Corporation II
200 West Street, New York
New York, New York 10282

> **Re: GS Mortgage Securities Trust 2019-GC39**
> **Forms 10-D and ABS-EE for the Monthly Distribution Period Ended**
> **November 13, 2020**
> **Filed November 27, 2020**
> **File No. 333-226082-02**

Dear Ms. Nivison:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Forms 10-D and ABS-EE</u>

1. We note that asset number 28 in Exhibit 102 to the Form ABS-EE filed on November 27, 2020 has a payment status of "current" and a paid through date of 11/6/2020. We also note that in Exhibit 99.1 to the Form 10-D filed on July 24, 2020, comments on this asset from the special servicer indicate that "[t]he Borrower signed the Forbearance Agreement early May for the month of May," which is consistent with the modification date of May 6, 2020 reported in the Form ABS-EE filed on November 27, 2020. However, this does not appear to be reflected in the asset-level data points for this asset in certain previously filed Forms ABS-EE. In particular, the Forms ABS-EE filed on May 26, 2020 and June 26, 2020 did not include modification information for this asset, and delinquency in the payment status reporting field increased for the June 2020 reporting period. Please explain why these discrepancies exist.

2. We note that servicing advances for this asset began during the reporting period ending May 6, 2020 and, with the exception of the reporting period ending July 6, 2020, continued to increase through the reporting period ending October 6, 2020, despite the reported existence of a forbearance agreement during this period of time. Please tell us how these advances are consistent with the transaction agreement provisions relating to servicing advances. This includes, but is not limited to, the provisions that require servicing advances for assets in default or delinquent assets and recovery of advances at the time of a modification.

3. For both comments noted, please consider how these matters should be incorporated into the servicing assessments required by Item 1122 of Regulation AB for your upcoming Form 10-K filing for the fiscal year ending December 31, 2020. Please also consider whether additional disclosures for the Form 10-K would be appropriate if the servicer has identified material instances of noncompliance in connection with these matters.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Chief, Office of Structured Finance

cc: Lisa J. Pauquette, Esq.
        Cadwalader, Wickersham & Taft LLP